[LOGO] TENON Wood Solutions to the World                            NEWS RELEASE


TO:   THE BUSINESS EDITOR

From: Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
      Telephone:  64-9-571 9846
      Fax:        64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

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                      TENON CONFIRMS DELISTING FROM THE ASX

Auckland, 17 September 2004 - Tenon announced today that it had received approval from the Australian Stock Exchange (ASX) to delist from that exchange effective 1 October 2004.

The Company had indicated over the past year that it would be taking this step, and today it said that, "The Company's reduced size following the sale of its forest assets, and little likelihood of the Company needing to raise capital in Australia in the future, meant that the ASX listing was no longer appropriate. In addition, the cost of maintaining the listing had become disproportionate to the 1.5% of Tenon's share capital which is currently held through the ASX and the very low levels of trading through that market."

Following Tenon's delisting from the New York Stock Exchange (which is effective from 30 September), and from the ASX, Tenon will be listed solely on the New Zealand Exchange.


ENDS